DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
FRANKFURT AM MAIN

3628


05008832

3A CHATER ROAD
HONG KONG

SUPPL

June 7, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. • Communication of a material fact that was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV), regarding the naming of the Strategy Committee.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant


JUN 13 2005
FINANCIAL

Attachments

By Hand Delivery

6/13

English Summary for Fomento de Construcciones y Contratas, S.A.

– Communication of a material fact that was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV), regarding the naming of the Strategy Committee.

FCC FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

COMUNICACIÓN DE HECHO RELEVANTE


SEC MAIL
RECEIVED
PROCESSING
192
SECTION

NOMBRAMIENTO DEL COMITÉ DE ESTRATEGIA

DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

El Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), en la reunión celebrada el día 30 de mayo de 2005, ha adoptado, entre otros, el siguiente acuerdo:

Nombrar como miembros del Comité de Estrategia a los siguientes Consejeros:

- Dª. Esther Koplowitz Romero de Juseu, en representación de B-1998, S.L.
- Dª. Esther Alcocer Koplowitz, en representación de Dominum Desga, S.A.
- D. Fernando Falcó Fernández de Córdova
- Dª. Lourdes Martínez Zabala, en representación de Larranza XXI, S.L.
- D. Robert Peugeot
- D. José Aguinaga Cárdenas, en representación de Cartera Deva, S.A.
- D. Pedro Agustín del Castillo Machado, en representación de Ibersuizas Holdings, S.L.
- D. Luis Chicharro Ortega, en representación de Ibersuizas Alfa, S.L.

Se propone que sea designada Presidenta del Comité de Estrategia a Dª. Esther Koplowitz Romero de Juseu.

Madrid, 2 de junio de 2005,